                            UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                         )
                     The AES Corporation ) File No. 70-9779
                                         )


            Certificate Pursuant to Rule 24 and Release No. 35-27363
              Under the Public Utility Holding Company Act of 1935


                  On March 23, 2001, the Securities and Exchange Commission ("SEC") issued an order, Release No. 35-27363 in File No. 70-9779 ("Exemption Order"), granting an exemption under Section 3(a) of the Public Utility Holding Company Act of 1935, as amended, to The AES Corporation ("AES") in relation to its proposed acquisition of IPALCO Enterprises, Inc. ("IPALCO"), which has a public-utility subsidiary company, Indianapolis Power & Light Company ("IPL"). The Exemption Order required AES to file certain certificates (as described in the Exemption Order) under Rule 24 within 60 days of the close of each calendar quarter for a period of two years beginning March 31, 2001 and every six months thereafter. A certificate complying with the Exemption Order is set forth below (as an attachment) for the period ending June 30, 2002. AES is separately filing a certificate in File No. 70-9465 as required by the Commission's order in Release No. 35-27063 in connection with the AES acquisition of CILCORP Inc. ("CILCORP"), which has a public-utility subsidiary company, Central Illinois Light Company ("CILCO").

                                            Respectfully submitted,



                                            /s/ Earle H. O'Donnell
                                            Earle H. O'Donnell
                                            Andrew B. Young
                                            Hugh E. Hilliard

                                            Dewey Ballantine LLP
                                            1775 Pennsylvania Avenue, N.W.
                                            Washington, D.C. 20006


Dated:  August 29, 2002

                               THE AES CORPORATION
             SEC FILING PURSUANT TO SECTION 3(a)(5) EXEMPTION ORDER
                           QUARTER ENDED JUNE 30, 2002


ITEM (1) PER EXEMPTION ORDER (STATEMENTS ATTACHED):

1) Pro Rata Statement of Income of The AES Corporation for the 12 months ended June 30, 2002

2)       Pro Rata Balance Sheet of The AES Corporation at June 30, 2002

3)       Statement of Income of IPALCO for the 12 months ended June 30, 2002

4)       Statement of Income of IPL for the 12 months ended June 30, 2002

5)       Consolidated Balance Sheet of IPALCO at June 30, 2002

6)       Consolidated Balance Sheet of IPL at June 30, 2002

7)       Statement of Income of CILCORP for the 12 months ended June 30, 2002

8)       Statement of Income of CILCO for the 12 months ended June 30, 2002

9)       Consolidated Balance Sheet of CILCORP at June 30, 2002

10)      Consolidated Balance Sheet of CILCO at June 30, 2002

THE AES CORPORATION

                                CONSOLIDATED STATEMENT OF OPERATIONS
                                    (INCLUDES CILCORP AND IPALCO)
                              FOR THE TWELVE MONTHS ENDED JUNE 30, 2002
                                            PRORATA BASIS
                                             (UNAUDITED)

------------------------------------------------------------------------------------------------------
                                                                                    TWELVE MONTHS
                                                                                        ENDED
($ in millions)                                                                       6/30/2002
------------------------------------------------------------------------------------------------------
REVENUES:
Sales and services                                                               $        8,875

OPERATING COSTS AND EXPENSES:
Cost of sales and services                                                                 6,501
Selling, general and administrative expenses                                                 120
                                                                                ----------------

TOTAL OPERATING COSTS AND EXPENSES                                                         6,621
                                                                                ----------------

OPERATING INCOME                                                                           2,254

OTHER INCOME AND (EXPENSE):
Interest expense, net                                                                     (1,673)
Other income                                                                                  15
Nonrecurring severance and transaction costs                                                 (36)
Loss on sale or write-down of investments                                                   (116)
                                                                                -----------------
INCOME BEFORE INCOME TAXES                                                                   444

Income tax provision                                                                         179
                                                                                ----------------
INCOME FROM CONTINUING OPERATIONS                                                            265

Loss from operations of discontinued components
  (net of income taxes)                                                                     (300)
                                                                                -----------------
INCOME (LOSS) BEFORE CUMULATIVE
EFFECT OF ACCOUNTING CHANGE                                                                  (35)

Cumulative effect of accounting change
(net of income taxes)                                                                       (346)
                                                                                -----------------
NET INCOME (LOSS)                                                                $          (381)
                                                                                =================

THE AES CORPORATION
                           PRO RATA BASIS CONSOLIDATED BALANCE SHEET
                                 (INCLUDES CILCORP AND IPALCO)

JUNE 30, 2002
($ in millions, unaudited)

ASSETS

CURRENT ASSETS
                 Cash and cash equivalents                                    $1,022
                 Restricted cash                                                 260
                 Short-term investments                                          256
                 Accounts receivable, net                                      1,240
                 Inventory                                                       492
                 Receivable from affiliates                                       20
                 Deferred income taxes                                            24
                 Prepaid expenses and other current assets                       804
                 Current assets of discontinued operations                       576
                                                                             -------
                 TOTAL CURRENT ASSETS                                          4,694

PROPERTY, PLANT AND EQUIPMENT
                 Land                                                            590
                 Electric generation and distribution assets                  21,267
                 Accumulated depreciation and amortization                    (3,665)
                 Construction in progress                                      4,808
                                                                             -------
                 PROPERTY, PLANT AND EQUIPMENT, NET                           23,000

OTHER ASSETS
                 Deferred financing costs, net                                   395
                 Project development costs                                        53
                 Investments in and advances to affiliates                     3,768
                 Debt service reserves and other deposits                        378
                 Goodwill                                                      1,704
                 Long-term assets of discontinued operations                   2,361
                 Other assets                                                  2,322
                                                                             -------
                 TOTAL OTHER ASSETS                                           10,981

                 TOTAL                                                       $38,675
                                                                             -------
                                                                             -------

LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
                 Accounts payable                                            $  967
                 Accrued interest                                               351
                 Accrued and other liabilities                                  329
                 Current liabilities of discontinued operations                 837
                 Recourse debt---current portion                              1,135
                 Non-recourse debt---current portion                          2,134
                                                                            -------
                 TOTAL CURRENT LIABILITIES                                    5,753

LONG-TERM LIABILITIES
                 Non-recourse debt                                           13,500
                 Recourse debt                                                4,627
                 Deferred income taxes                                        1,612
                 Long-term liabilities of discontinued operations             1,282
                 Other long-term liabilities                                  4,676
                                                                            -------
                 TOTAL LONG-TERM LIABILITIES                                 25,697

                 Minority interest                                              101

                 Company-obligated convertible mandatorily redeemable
                 preferred securities of subsidiary trusts holding solely
                 junior subordinated debentures of AES                          978

STOCKHOLDERS' EQUITY
                 Common stock                                                     5
                 Additional paid-in capital                                   6,974
                 Retained earnings                                            2,381
                 Accumulated other comprehensive loss                        (3,214)
                                                                             -------
                 TOTAL STOCKHOLDERS' EQUITY                                   6,146

                 TOTAL                                                      $38,675
                                                                            -------
                                                                            -------

                                     IPALCO
                     IPALCO Statement of Consolidated Income
                                   (Unaudited)

         For the Twelve Months Ended June 30, 2002
         OPERATING REVENUES:
         Electric                                                                                    808,158,589
         Steam                                                                                                 0
                                                                                                     -----------
         Gross Operating Revenues                                                                    808,158,589
                                                                                                     -----------

         OPERATING EXPENSES AND TAXES:
         Production - Fuel                                                                           173,376,361
         Production - Other                                                                           83,409,195
         Power Purchased                                                                              22,029,686
         Purchased Steam                                                                                       0
                                                                                                     -----------
         Total                                                                                       278,815,242
         Transmission                                                                                  6,139,258
         Distribution - Electric                                                                      28,720,170
         Customer and Distribution - Steam                                                               (1,503)
         Customer Accounts                                                                            16,073,848
         Customer Service and Informational                                                            4,476,582
         Administrative and General                                                                   75,635,790
                                                                                                     -----------
         Total                                                                                       409,859,387
         Depreciation                                                                                110,272,002
         Amortization of Regulatory Deferrals                                                          1,054,475
         Income Taxes - Net                                                                           85,089,684
         Taxes Other than Income Taxes                                                                35,321,376
         Disposition of Allowances - Net                                                             (5,275,778)
                                                                                                     -----------
         Total Operating Expenses and Taxes                                                          636,321,146
                                                                                                     -----------

         OPERATING INCOME                                                                            171,837,443
                                                                                                     -----------
         OTHER INCOME AND DEDUCTIONS:
         Allowance for Funds During Construction                                                       3,902,078
         Carrying Charges on Regulatory Assets                                                             2,451
         IPL Miscellaneous Income & Deductions - Net                                                   1,630,778
         IPL Income Taxes - Net                                                                        1,681,282
         IPALCO Enterprises, Inc. - Parent Co.                                                      (19,807,970)
         Mid-America Capital Resources, Inc.                                                             783,377
         Mid-America Energy Resources, Inc.                                                            (117,589)
                                                                                                     -----------

         Total Other Income and Deductions                                                          (11,925,593)
                                                                                                     -----------

         TOTAL INCOME                                                                                159,911,850
         INTEREST CHARGES:
         Interest on Long-Term Debt                                                                   40,128,853
         Allowance for Funds During Const-Credit                                                     (1,823,504)
         Deferred Return on Regulatory Assets                                                            (5,962)
         Other Interest Charges                                                                          527,137
         Amortization - Debt Discount & Expense                                                        2,184,371


                                       6


         Preferred Stock Transactions                                                                  3,213,312
                                                                                                     -----------
         Total Interest and Other Charges-Net                                                         44,224,207
                                                                                                     -----------
         CUM. ACCOUNTING CHANGE - Net of Taxes                                                                 0

         NET INCOME                                                                                  115,687,643
                                                                                                     -----------
                                                                                                     -----------

                       INDIANAPOLIS POWER & LIGHT COMPANY
                               STATEMENT OF INCOME
                                   (UNAUDITED)
         For the Twelve Months Ended June 30, 2002

         OPERATING REVENUES:
         Electric                                                                            808,158,589
         Steam                                                                                         0
                                                                                            -------------
         Gross Operating Revenues                                                            808,158,589
                                                                                            -------------

         OPERATING EXPENSES AND TAXES:
         Production - Fuel                                                                   173,376,361
         Production - Other                                                                   83,409,195
         Power Purchased                                                                      22,029,686
         Purchased Steam                                                                               0
                                                                                            -------------

         Total                                                                               278,815,242
         Transmission                                                                          6,139,258
         Distribution - Electric                                                              28,720,170
         Customer and Distribution - Steam                                                       (1,503)
         Customer Accounts                                                                    16,073,848
         Customer Service and Informational                                                    4,476,582
         Administrative and General                                                           75,635,790
                                                                                            -------------

         Total                                                                               409,859,387
         Depreciation                                                                        110,272,002
         Amortization of Regulatory Deferrals                                                  1,054,475
         Income Taxes - Net                                                                   85,089,684
         Taxes Other than Income Taxes                                                        35,321,376
         Disposition of Allowances - Net                                                     (5,275,778)
                                                                                            -------------

         Total Operating Expenses and Taxes                                                  636,321,146
                                                                                            -------------

         OPERATING INCOME                                                                    171,837,443
                                                                                            -------------

         OTHER INCOME AND DEDUCTIONS:
         Allowance for Other Funds During Construction                                         3,902,078
         Carrying Charges on Regulatory Assets                                                     2,451
         Miscellaneous Income and Deductions - Net                                             1,630,778
         Income Taxes - Net                                                                    1,681,282
                                                                                            -------------

         Total Other Income and Deductions                                                     7,216,589
                                                                                            -------------

         TOTAL INCOME                                                                        179,054,032
                                                                                            -------------
         INTEREST CHARGES:
         Interest on Long-Term Debt                                                           40,128,853
         Allowance for Borrowed Funds Used During Const                                       (1,823,504)
         Deferred Return on Regulatory Assets-Borrowed                                            (5,962)

                                       8


         Other Interest Charges                                                                  527,137
         Amortization - Debt Discount & Expense                                                2,184,371
                                                                                            -------------

         Total Interest and Other Charges-Net                                                 41,010,895
                                                                                            -------------

         INCOME BEFORE EXTRAORDINARY ITEMS
         AND CUMULATIVE ACCOUNTING CHANGE                                                    138,043,137
         Less Preferred Stock Transactions                                                     3,213,312
                                                                                            -------------
         INCOME APPLICABLE TO COMMON STOCK                                                   134,829,825
                                                                                            -------------
                                                                                            -------------

                    IPALCO ENTERPRISES INC. AND SUBSIDIARIES
                                  BALANCE SHEET
                                   (UNAUDITED)

                For the Twelve Months Ended June 30, 2002

                ASSETS:
                PROPERTY, PLANT AND EQUIPMENT
                Utility Plant, at Original Cost                                                  $3,207,934,523
                Less: Accum. Prov. for Deprec. & Amort.                                           1,495,929,176
                                                                                                -----------------

                Total Utility Plant - Net                                                         1,712,005,347
                                                                                               -----------------
                OTHER PROPERTY, INVESTMENTS
                AND OTHER ASSETS:
                Nonutility Property                                                                   2,581,675
                Less Accumulated Provision for Depreciation                                             747,851
                                                                                               -----------------

                Total Nonutility Property - Net                                                       1,833,824
                Other Investments                                                                    10,594,391
                                                                                               -----------------
                Total                                                                                12,428,215
                                                                                               -----------------

                CURRENT ASSETS:
                Cash                                                                                 12,599,329
                Working Funds                                                                            87,124
                Temporary Cash Investments                                                            7,060,337
                Accounts Receivable - Associated Companies                                                    0
                Accounts Receivable:
                Customers                                                                            40,574,546
                Miscellaneous                                                                         2,760,235
                Less: Reserve for Uncollectible Accounts                                              (962,974)
                Interest Receivable                                                                    (13,841)
                Notes Receivable                                                                              0
                Fuel                                                                                 40,615,311
                Materials and Supplies - Net                                                         49,261,738
                Other Current Assets                                                                    961,788
                Def. Fed. & St. Tax on Fuel Costs-Due w/i 1 Yr.
                                                                                               -----------------
                Total Current Assets                                                                152,943,593
                                                                                               -----------------
                DEFERRED DEBITS:
                Unamortized Petersburg Unit 4 Carrying Charges                                       16,610,276
                Unamort. Def. Return-Pete Unit 4 Carrying Chgs.                                       8,871,856
                Unamort. Reacquisition Premium on Debt                                               18,783,932
                Other Regulatory Assets                                                              33,622,360
                Miscellaneous                                                                         8,927,111
                Unamortized Debt Expense                                                             13,978,539
                                                                                               -----------------
                Total Deferred Debits                                                               100,794,074
                                                                                               -----------------
                TOTAL ASSETS                                                                     $1,978,171,229
                                                                                               -----------------
                                                                                               -----------------

              LIABILITIES
              CAPITALIZATION:
              Common Shareholder's Equity:
              Premium and Net Gain on Preferred Stock                                        $   648,700
                                                                                        -----------------
              Retained Earnings                                                                5,473,112
              Accumulated Other Comprehensive Income                                         (12,739,891)
                                                                                        -----------------
              Total                                                                           (6,618,079)

              Non-Redeemable Cumulative Preferred Stock                                       59,135,300

              Long-Term Debt                                                               1,372,650,000
              Unamort. Premium on LT Debt - Net                                                 (685,969)

              Total Long-Term Debt                                                         1,371,964,031

              Total Capitalization                                                         1,424,481,252

              CURRENT LIABILITIES:
              Accounts Payable                                                                64,692,732
              Dividends Payable                                                                  901,323
              Customer Deposits                                                                8,684,207
              Accrued Liabilities:
              Interest on Long-Term Debt                                                      20,165,627
              Interest on Customer Deposits, etc.                                              1,630,254
              Taxes:
              Federal Taxes on Income                                                        (1,404,285)
              State Taxes on Income                                                            9,442,562
              Real Estate and Personal Property                                               20,889,178
              Miscellaneous                                                                    2,657,939
              Def. Fed. & St. Tax on Fuel Costs-Due w/i 1 Yr.                                    299,831
              Deferred Fuel Expense                                                            4,671,056
              Accounts Payable - Associated Companies                                            102,263
              Miscellaneous                                                                      372,443
                                                                                        -----------------
              Total                                                                          133,105,130
              Current Maturity of Long Term Debt                                                 300,000
                                                                                        -----------------
              Total Current Liabilities                                                      133,405,130
                                                                                        -----------------
              DEFERRED CREDITS:
              FAS109 Net Deferred Income Tax-Credit                                           33,492,394
              Accumulated Deferred Income Tax-Net                                            210,266,430
              Unamortized Investment Tax Credit                                               32,306,639
              Accrued Postretirement Benefits                                                  8,621,107
              Accrued Pension Benefits                                                       129,748,466
              Miscellaneous                                                                    5,849,811
                                                                                        -----------------
              Total Deferred Credits                                                         420,284,847

              TOTAL LIABILITIES                                                           $1,978,171,229
                                                                                        -----------------
                                                                                        -----------------

                       INDIANAPOLIS POWER & LIGHT COMPANY
                                  BALANCE SHEET
                                   (UNAUDITED)

              For the Twelve Months Ended June 30, 2002

              ASSETS:
              PROPERTY, PLANT AND EQUIPMENT
              Utility Plant, at Original Cost                                                3,207,934,523
              Less: Accum. Prov. for Deprec. & Amort.                                        1,495,929,176
                                                                                        -------------------
              Total Utility Plant - Net                                                      1,712,005,347
                                                                                        -------------------
              OTHER PROPERTY, INVESTMENTS
              AND OTHER ASSETS:
              Nonutility Property                                                                2,474,502
              Less Accumulated Provision for Depreciation                                          747,851
                                                                                        -------------------
              Total Nonutility Property - Net                                                    1,726,651
              Other Investments                                                                  3,646,446
                                                                                        -------------------
              Total                                                                              5,373,097
                                                                                        -------------------
              CURRENT ASSETS:
              Cash                                                                              12,127,585
              Working Funds                                                                         87,124
              Temporary Cash Investments                                                         3,613,733
              Accounts Receivable - Associated Companies                                            10,443
              Accounts Receivable:
              Customers                                                                         40,558,371
              Miscellaneous                                                                      2,678,313
              Less: Reserve for Uncollectible Accounts                                            (933,048)
              Interest Receivable                                                                   (9,624)
              Notes Receivable                                                                           0
              Fuel                                                                              40,615,311
              Materials and Supplies - Net                                                      49,266,842
              Other Current Assets                                                                 961,788
              Def. Fed. & St. Tax on Fuel Costs-Due w/i 1 Yr.
              Tax Refund Receivable                                                                 39,794
                                                                                        -------------------
              Total Current Assets                                                             149,016,632
                                                                                        -------------------
              DEFERRED DEBITS:
              Unamortized Petersburg Unit 4 Carrying Charges                                    16,610,276
              Unamort. Def. Return-Pete Unit 4 Carrying Chgs.                                    8,871,856
              Unamort. Reacquisition Premium on Debt                                            18,783,932
              Other Regulatory Assets                                                           33,622,360
              Miscellaneous                                                                      8,623,318
              Unamortized Debt Expense                                                           5,216,534
                                                                                        -------------------
              Total Deferred Debits                                                             91,728,276
                                                                                        -------------------
              TOTAL ASSETS                                                                  $1,958,123,352
                                                                                        -------------------
                                                                                        -------------------

              LIABILITIES
              CAPITALIZATION:
              Common Shareholders' Equity:
              Common Stock                                                                     324,536,675
              Premium and Net Gain on Preferred Stock                                            2,642,134
              Retained Earnings                                                                407,283,356
              Accumulated Other Comprehensive Income                                          (12,737,096)
                                                                                        -------------------
              Total                                                                            721,725,069
                                                                                        -------------------
              Non-Redeemable Cumulative Preferred Stock                                         59,135,300
                                                                                        -------------------
              Long-Term Debt                                                                   622,650,000
              Unamort. Premium on LT Debt - Net                                                  (685,969)
                                                                                        -------------------
              Total Long-Term Debt                                                             621,964,031
                                                                                        -------------------
              Total Capitalization                                                           1,402,824,400
                                                                                        -------------------
              CURRENT LIABILITIES:
              Accounts Payable                                                                  64,358,003
              Dividends Payable                                                                    804,850
              Customer Deposits                                                                  8,684,207
              Accrued Liabilities:
              Interest on Long-Term Debt                                                        12,944,377
              Interest on Customer Deposits, etc.                                                1,630,254
              Taxes:
              Federal Taxes on Income                                                            7,942,131
              State Taxes on Income                                                              9,882,047
              Real Estate and Personal Property                                                 20,885,191
              Miscellaneous                                                                      2,659,885
              Def. Fed. & St. Tax on Fuel Costs-Due w/i 1 Yr.                                      299,831
              Deferred Fuel Expense                                                              4,671,056
              Accounts Payable - Associated Companies                                                    0
              Miscellaneous                                                                        372,443
                                                                                        -------------------
              Total                                                                            135,134,275
                                                                                        -------------------
              Total Current Liabilities                                                        135,134,275
                                                                                        -------------------

              DEFERRED CREDITS:
              FAS109 Net Deferred Income Tax-Credit                                             33,492,394
              Accumulated Deferred Income Tax-Net                                              210,180,455
              Unamortized Investment Tax Credit                                                 32,306,639
              Accrued Postretirement Benefits                                                    8,621,107
              Accrued Pension Benefits                                                         129,714,286
              Miscellaneous                                                                      5,849,796
                                                                                        -------------------
              Total Deferred Credits                                                           420,164,677
                                                                                        -------------------
              TOTAL LIABILITIES                                                             $1,958,123,352
                                                                                        -------------------
                                                                                        -------------------

                               CILCORP CONSOLIDATED
                                 INCOME STATEMENT
                                    (UNAUDITED)

Twelve Months Ended 6/30/2002

                                                              (In Thousands)
Revenue:
CILCO Electric                                                 $   389,281
CILCO Gas                                                          188,938
CILCO Other                                                        107,769
Other Businesses                                                    59,347
                                                              ------------
        Total                                                      745,335
                                                              ------------

Operating expenses:
Fuel for generation and purchased power                            220,389
Gas purchased for resale                                           156,398
Other operations and maintenance                                   125,150
Depreciation and amortization                                       79,150
Taxes, other than income taxes                                      38,908
                                                              ------------
        Total                                                      619,995
                                                              ------------

Fixed charges and other:
Interest expense                                                    66,972
Preferred stock dividends of subsidiary                              2,159
Allowance for funds used during construction                          (621)
Other                                                                1,403
                                                              ------------
        Total                                                       69,913
                                                              ------------

Income from continuing operations before income taxes               55,427
Income taxes                                                        21,862
                                                              ------------

Net income (loss) from continuing operations                        33,565

Income (loss) from operations of discontinued
  business, net of taxes                                            (4,392)
                                                               -----------

  Net income (loss)                                            $    29,173
                                                              ------------
                                                              ------------

                         CENTRAL ILLINOIS LIGHT COMPANY
                        CONSOLIDATED STATEMENT OF INCOME
                                   (UNAUDITED)

Twelve Months Ended June 30, 2002

                                                                                           (In Thousands)
Operating Revenues:
Electric                                                                                      $   389,281
Gas                                                                                               188,938
                                                                                              -----------
                                                                                                  578,219
                                                                                              -----------
Operating Expenses:
Cost of Fuel                                                                                      157,593
Cost of Gas                                                                                       109,824
Purchased Power                                                                                    48,829
Other Operation & Maintenance Expenses                                                            119,130
Depreciation and Amortization                                                                      70,009
Income Taxes                                                                                        4,698
Other Taxes                                                                                        38,636
                                                                                              -----------
       Total Operating Expenses                                                                   548,719
                                                                                              -----------
Operating Income                                                                                   29,500

Other Income and Deductions
CILCO Owned Life Insurance                                                                         (1,403)
Other, Net                                                                                          6,801
                                                                                              -----------
      Total other income and (deductions)                                                           5,398
                                                                                              -----------

Interest Expenses:
Interest on Long-Term Debt                                                                         17,775
Cost of Borrowed Funds Capitalized                                                                   (621)
Other                                                                                               4,371
                                                                                              -----------
      Total interest expense                                                                       21,525
                                                                                              -----------
Net (loss) Income Before Preferred Dividends                                                       13,373
                                                                                              -----------
Preferred Stock Dividends                                                                           2,159
                                                                                              -----------
Net Income Available for Common Stock                                                         $    11,214
                                                                                              ===========

                          CILCORP INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)

As of June 30, 2002

ASSETS                                                                   (In Thousands)
Current Assets:
 Cash and Temporary Cash Investments                                          $   79,158
 Receivables, Less Allowance for
   Uncollectible Accounts of $2,609 and $1,800                                    53,094
 Accrued Unbilled Revenue                                                         25,314
 Fuel, at Average Cost                                                            18,169
 Materials and Supplies, at Average Cost                                          17,528
 Gas in Underground Storage, at Average Cost                                      13,751
 FAC Underrecoveries                                                               1,255
 PGA Underrecoveries                                                               5,288
 Prepayments and Other                                                            11,150
                                                                               ---------
   Total Current Assets                                                          224,707
                                                                               ---------
 Investments and Other Property:
 Investment in Leveraged Leases                                                  134,718
 Other Investments                                                                18,220
                                                                             -----------
   Total Investments and Other Property                                          152,938
                                                                              ----------
 Property, Plant and Equipment:
 Utility Plant, at Original Cost
   Electric                                                                      724,593
   Gas                                                                           238,520
                                                                              ----------
                                                                                 963,113
 Less-Accumulated Provision for Depreciation                                     154,886
                                                                              ----------
                                                                                 808,227
 Construction Work in Progress                                                    77,244
 Other, Net of Depreciation                                                           22
                                                                               ---------
   Total Property, Plant and Equipment                                           885,493
                                                                              ----------
 Other Assets:
 Goodwill, Net of Accumulated Amortization of $33,753                            579,211
 Other                                                                            36,899
                                                                               ---------
   Total Other Assets                                                            616,110
                                                                               ---------
Total Assets                                                                  $1,879,248
                                                                               ---------
                                                                               ---------

                          CILCORP INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)

As of June 30, 2002

LIABILITIES AND STOCKHOLDERS' EQUITY                                         (In Thousands)
Current Liabilities:
Current Portion of Long-Term Debt                                             $   26,750
Notes Payable                                                                     36,000
Accounts Payable                                                                  64,155
Accrued Taxes                                                                     13,385
Accrued Interest                                                                  17,444
Other                                                                              9,389
                                                                             -----------
  Total Current Liabilities                                                      167,123
                                                                             -----------
Long-Term Debt                                                                   792,404
                                                                             -----------
Deferred Credits and Other Liabilities:
Deferred Income Taxes                                                            212,955
Regulatory Liability of Regulated Subsidiary                                      35,835
Deferred Investment Tax Credit                                                    13,756
Other                                                                             89,796
                                                                             -----------
  Total Deferred Credits and Other Liabilities                                   352,342
                                                                             -----------
Preferred Stock of Subsidiary without Mandatory Redemption                        19,120
Preferred Stock of Subsidiary with Mandatory Redemption                           22,000
                                                                             -----------
Total Preferred Stock of Subsidiary                                               41,120
                                                                             -----------
Stockholders' Equity:
Common Stock, no par value; Authorized 10,000
  Outstanding 1,000                                                                   --
Additional Paid-in Capital                                                       518,833
Retained Earnings                                                                 16,428
Accumulated Other Comprehensive Income (Loss)                                     (9,002)

  Total Stockholders' Equity                                                     526,259
                                                                             -----------
  Total Liabilities and Stockholders' Equity                                  $1,879,248
                                                                             -----------
                                                                             -----------

                         CENTRAL ILLINOIS LIGHT COMPANY
                           CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)
As of June 30, 2002

                                                                          (In Thousands)
ASSETS
Utility Plant, At Original Cost:
  Electric                                                                  $1,333,967
  Gas                                                                          462,407
                                                                           -----------
                                                                             1,796,374
  Less-Accumulated Provision for Depreciation                                1,012,719
                                                                            ----------
                                                                               783,655
Construction Work in Progress                                                   77,244
                                                                           -----------
    Total Utility Plant                                                        860,899
                                                                           -----------
Other Property and Investments:
Cash Surrender Value of Company-owned Life
  Insurance (Net of Related Policy Loans of
  $69,592 and $65,314)                                                           3,541
Other                                                                            1,115
                                                                           -----------
    Total Other Property and Investments                                         4,656
                                                                           -----------
Current Assets:
Cash and Temporary Cash Investments                                             71,108
Receivables, Less Allowance for
  Uncollectible Accounts of $2,609 and $1,800                                   51,145
Accrued Unbilled Revenue                                                        23,400
Fuel, at Average Cost                                                           18,169
Materials and Supplies, at Average Cost                                         16,475
Gas in Underground Storage, at Average Cost                                     13,751
Prepaid Taxes                                                                    9,504
FAC Underrecoveries                                                              1,255
PGA Underrecoveries                                                              5,288
Other                                                                           11,120
                                                                           -----------
    Total Current Assets                                                       221,215
                                                                           -----------
Deferred Debits:
Unamortized Loss on Reacquired Debt                                              2,327
Unamortized Debt Expense                                                         1,746
Prepaid Pension Cost                                                               168
Other                                                                           19,699
                                                                           -----------
    Total Deferred Debits                                                       23,940
                                                                           -----------
Total Assets                                                                $1,110,710
                                                                           -----------
                                                                           -----------

                         CENTRAL ILLINOIS LIGHT COMPANY
                           CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)
As of June 30, 2002

CAPITALIZATION AND LIABILITIES                                         (In Thousands)
Capitalization:
Common Stockholder's Equity:
  Common Stock, No Par Value; Authorized
    20,000,000 Shares; Outstanding
    13,563,871 Shares                                                       $  185,661
  Additional Paid-in Capital                                                    52,000
  Retained Earnings                                                             97,404
  Accumulated Other Comprehensive Income (Loss)                                   (781)
                                                                            -----------
    Total Common Stockholder's Equity                                          334,284

Preferred Stock Without Mandatory Redemption                                    19,120
Preferred Stock With Mandatory Redemption                                       22,000
Long-term Debt                                                                 317,405
                                                                            -----------
    Total Capitalization                                                       692,809
                                                                            -----------
Current Liabilities:Current Maturities of Long-Term Debt                        26,750
Notes Payable                                                                   36,000
Accounts Payable                                                                57,847
Accrued Taxes                                                                   35,501
Accrued Interest                                                                 8,169
Other                                                                            9,389
                                                                            -----------

    Total Current Liabilities                                                  173,656
                                                                            -----------
Deferred Liabilities and Credits:
Accumulated Deferred Income Taxes                                              103,352
Regulatory Liability                                                            35,835
Investment Tax Credits                                                          13,756
Other                                                                           91,302
                                                                            -----------
    Total Deferred Liabilities and Credits                                     244,245
                                                                            -----------
Total Capitalization and Liabilities                                        $1,110,710
                                                                            -----------
                                                                            -----------

ITEM (2) PER EXEMPTION ORDER (INCOME STATEMENT AMOUNTS ARE 12 MONTHS ENDED):

                         CILCO AND IPL CONTRIBUTIONS TO
                 AES/CILCORP/IPALCO CONSOLIDATED HOLDING COMPANY
                        (PRO RATA CONSOLIDATION BASIS)(1)
                                      ($MM)

     --------------------------------------------------------------------------------------------------------------
                                                                 12 MOS. ENDED 6/30/01     12 MOS. ENDED 06/30/02(2)
     --------------------------------------------------------------------------------------------------------------
     GROSS REVENUES(3)                                                        17.22%                        15.53%
     CILCO                                                                       803                           686
     CILCORP (excluding CILCO)                                                    53                            59
     IPL                                                                         847                           808
     IPALCO (excluding IPL)                                                       11                             0
     AES (excluding CILCORP and IPALCO)                                        7,865                         8,067
     AES/CILCORP/IPALCO                                                        9,579                         9,620
     --------------------------------------------------------------------------------------------------------------
     OPERATING INCOME                                                          8.48%                        12.56%
     CILCO                                                                        97                            42
     CILCORP (excluding CILCO)                                                     1                            83
     IPL                                                                         103                           257
     IPALCO (excluding IPL)                                                        0                             0
     AES (excluding CILCORP and IPALCO)                                        2,157                         1,997
     AES/CILCORP/IPALCO                                                        2,358                         2,379
     --------------------------------------------------------------------------------------------------------------
     NET INCOME                                                                16.8%                        24.58%
     CILCO                                                                        43                            11
     CILCORP (excluding CILCO)                                                  (34)                            18
     IPL                                                                          59                           135
     IPALCO (excluding IPL)                                                      (1)                          (19)
     AES (excluding CILCORP and IPALCO)                                          540                           449
     AES/CILCORP/IPALCO                                                          607                           594
     --------------------------------------------------------------------------------------------------------------
     NET ASSETS                                                                5.90%                         7.94%
     CILCO                                                                       302                         1,111
     CILCORP (excluding CILCO)                                                 1,140                           768
     IPL                                                                       1,904                         1,958
     IPALCO (excluding IPL)                                                        9                            20
     AES (excluding CILCORP and IPALCO)                                       34,038                        34,818
     AES/CILCORP/IPALCO                                                       37,393                        38,675
     --------------------------------------------------------------------------------------------------------------

-----------------------
(1) This schedule presents on a proforma basis, the results of operations of AES excluding the following items: (1) Mark to market effect of FAS No. 133. (For the 12 month period ending June 30, 2002, the net mark to market gain from FAS No. 133 was $53 million.); (2) Loss on sale or write-down of investments. (In the second quarter of 2002, AES recorded an impairment charge of $40 million on an equity method of investment in a telecommunications company in Latin America, and a loss on the sale of an equity method investment in a telecommunications company in Latin America of approximately $14 million. In the first quarter of 2002, a subsidiary of AES sold an available-for-sale security resulting in gross proceeds of $92 million. The realized loss on the sale was $50 million. Approximately $48 million of the loss related to recognition of previously unrealized losses which had been recorded in other comprehensive income.); (3) Foreign currency transaction losses. (Foreign currency transaction losses due to devaluation in Brazilian Real and devaluation in the Argentina Peso offset by foreign transaction gains in Venezuelan Bolivar. The net foreign currency transaction loss is approximately $184 million.); (4) Discontinued operations. (The schedule excludes net loss of discontinued operations of $300 million consisting mainly of Termocandelaria, IB Valley, Power Direct, telecommunications businesses in Brazil and US, Fifoots, Eletronet, Cilcorp and NewEnergy.); (5) Accounting change. (In April 2002, AES adopted Derivative Implementation Group (DIG) Issue C-15 which established specific guidelines for certain contracts to be considered normal purchases and normal sales contracts. This resulted in a cumulative effect of an accounting change increase to $127 million, net of income tax effects. On January 1, 2002, AES adopted SFAS No. 142, "Goodwill and Other Intangible Assets" which establishes accounting and reporting standards for goodwill and other intangible assets. The adoption of SFAS No. 142 resulted in a cumulative reduction to income of $473 million, net of income tax effects.); (6) Provision for regulatory decision in Brazil. (AES has recorded the retroactive regulatory decision by the Brazilian regulator depriving AES Sul of amounts the company believes it was entitled to receive as a reduction in revenue.) If the excluded amounts are taken into account, certain CILCO and IPL contributions to AES/CILCORP/IPALCO on a consolidated basis would be different as follows: (38.32%) to Net Income.

(2) For purposes of comparison with the prior period, the CILCORP and CILCO data for gross revenues and operating income were added to AES consolidated data to arrive at AES/CILCORP/IPALCO amounts.

(3) Gross business revenues (utility and non-utility) of IPALCO and CILCO combined as a percentage of total gross business revenues (including IPALCO/IPL and CILCORP/CILCO, utility and non-utility) of AES.

                              IPL CONTRIBUTIONS TO
                     AES/IPALCO CONSOLIDATED HOLDING COMPANY
                        (PRO RATA CONSOLIDATION BASIS)(1)
                                      ($MM)

     --------------------------------------------------------------------------------------------------------------
                                                                  12 MOS. ENDED 6/30/01    12 MOS. ENDED 06/30/02(2)
     --------------------------------------------------------------------------------------------------------------
     GROSS REVENUES(3)                                                         9.41%                       8.78%
     IPL                                                                         847                         808
     IPALCO (excluding IPL)                                                       11                           0
     AES (excluding CILCO jurisdictional activities)                           8,146                       8,389
     AES/IPALCO                                                                9,004                       9,197
     --------------------------------------------------------------------------------------------------------------
     OPERATING INCOME                                                          4.55%                      11.05%
     IPL                                                                         103                         257
     IPALCO (excluding IPL)                                                        0                           0
     AES (excluding CILCO jurisdictional activities)                           2,162                       2,069
     AES/IPALCO                                                                2,265                       2,326
     --------------------------------------------------------------------------------------------------------------
     NET INCOME                                                               10.54%                      23.11%
     IPL                                                                          59                         135
     IPALCO (excluding IPL)                                                      (1)                        (19)
     AES (excluding CILCO jurisdictional activities)                             502                         468
     AES/IPALCO                                                                  560                         584
     --------------------------------------------------------------------------------------------------------------
     NET ASSETS                                                                5.20%                       5.17%
     IPL                                                                       1,904                       1,958
     IPALCO (excluding IPL)                                                        9                          20
     AES (excluding CILCO jurisdictional activities)                          34,717                      35,902
     AES/IPALCO                                                               36,630                      37,880
     --------------------------------------------------------------------------------------------------------------

-------------------
(1) This schedule presents on a proforma basis, the results of operations of AES excluding the following items: (1) Mark to market effect of FAS No. 133. (For the 12 month period ending June 30, 2002, the net mark to market gain from FAS No. 133 was $53 million.); (2) Loss on sale or write-down of investments. (In the second quarter of 2002, AES recorded an impairment charge of $40 million on an equity method of investment in a telecommunications company in Latin America, and a loss on the sale of an equity method investment in a telecommunications company in Latin America of approximately $14 million. In the first quarter of 2002, a subsidiary of AES sold an available-for-sale security resulting in gross proceeds of $92 million. The realized loss on the sale was $50 million. Approximately $48 million of the loss related to recognition of previously unrealized losses which had been recorded in other comprehensive income.); (3) Foreign currency transaction losses. (Foreign currency transaction losses due to devaluation in Brazilian Real and devaluation in the Argentina Peso offset by foreign transaction gains in Venezuelan Bolivar. The net foreign currency transaction loss is approximately $184 million.); (4) Discontinued operations. (The schedule excludes net loss of discontinued operation of $300 million consisting mainly of Termocandelaria, IB Valley, Power Direct, telecommunications businesses in Brazil and US, Fifoots, Eletronet, Cilcorp and NewEnergy.); (5) Accounting change. (In April 2002, AES adopted Derivative Implementation Group (DIG) Issue C-15 which established specific guidelines for certain contracts to be considered normal purchases and normal sales contracts. This resulted in a cumulative effect of an accounting change increase to $127 million, net of income tax effects. On January 1, 2002, AES adopted SFAS No. 142, "Goodwill and Other Intangible Assets" which establishes accounting and reporting standards for goodwill and other intangible assets. The adoption of SFAS No. 142 resulted in a cumulative reduction to income of $473 million, net of income tax effects.); (6) Provision for regulatory decision in Brazil. (AES has recorded the retroactive regulatory decision by the Brazilian regulator depriving AES Sul of amounts the company believes it was entitled to receive as a reduction in revenue.) If the excluded amounts are taken into account, certain IPL contributions to AES/IPALCO on a consolidated basis would be different as follows: (34.53%) to Net Income.

(2) For purposes of comparision with the prior period, the CILCO data for gross revenues and operating income were added to AES consolidated data to arrive at AES/IPALCO amounts.

(3) Gross business revenues (utility and non-utility) of IPL as a percentage of total gross business revenues (including IPALCO/IPL utility and non-utility) of AES.

ITEM (3) PER EXEMPTION ORDER - GENERATION INFORMATION:

AES Generating Plants in Operation at June 30, 2002 (excluding CILCORP and IPALCO):


                                                                       AES         AES
                                                        CAPACITY     INTEREST     EQUITY    REGULATORY
     UNIT                                   COUNTRY       (MW)         (%)         (MW)       STATUS
     ----                                   -------       ----         ---        ------      ------
   AES Deepwater                              USA          143         100        143           QF
   AES Beaver Valley                          USA          125         100        125           QF
   AES Placerita                              USA          120         100        120           QF
   AES Thames                                 USA          181         100        181           QF
   AES Shady Point                            USA          320         100        320           QF
   AES Hawaii                                 USA          180         100        180           QF
   AES Warrior Run                            USA          180         100        180           QF
   AES Somerset                               USA          675         100        675          EWG
   AES Cayuga                                 USA          306         100        306          EWG
   AES Greenidge                              USA          161         100        161          EWG
   AES Westover                               USA          126         100        126          EWG
   AES Alamitos                               USA        2,083         100      2,083          EWG
   AES Redondo Beach                          USA        1,310         100      1,310          EWG
   AES Huntington Beach                       USA          563         100        563          EWG
   AES Hemphill                               USA           14          70         10           QF
   AES Mendota                                USA           25         100         25           QF
   AES Delano                                 USA           50         100         50           QF
   AES Mountainview                           USA          126         100        126          EWG
   AES Medina Valley (sale pending)           USA           47         100         47          EWG
   AES Ironwood                               USA          705         100        705          EWG
   AES Riverside*                             USA          154         100        154          EWG
   DOMESTIC SUBTOTAL:                                    7,594                  7,590

*        Currently in discontinued operations status.

                                                                       AES         AES
                                                        CAPACITY     INTEREST     EQUITY    REGULATORY
     UNIT                                 COUNTRY         (MW)         (%)         (MW)       STATUS
     ----                                 -------         ----         ---        ------      ------
UNIT
AES Kingston                               Canada          110          50         55           EWG
AES San Nicholas                          Argentina        650          69        449           EWG
AES Cabra Corral                          Argentina        102          98        100          FUCO
AES El Tunal                              Argentina         10          98         10          FUCO
AES Sarmiento                             Argentina         33          98         32          FUCO
AES Ullum                                 Argentina         45          98         44          FUCO
AES Quebrada                              Argentina         45         100         45          FUCO

                                       22


AES Alicura                               Argentina      1,000         100      1,000          FUCO
CEMIG - Miranda                            Brazil          390          21         82          FUCO
CEMIG - Igarapava                          Brazil          210          21         44          FUCO
CEMIG (35 plants)                          Brazil        5,068          21       1064          FUCO
AES Bayano                                 Panama          150          49         74          FUCO
AES Panama                                 Panama           42          49         21          FUCO
AES Chiriqui - La Estrella                 Panama           42          49         21          FUCO
AES Chiriqui - Los Valles                  Panama           48          49         24          FUCO
AES Los Mina                              Dom. Rep.        210         100        210           EWG
AES Yarra                                 Australia        510         100        510          FUCO
AES Jeeralang                             Australia        449         100        449          FUCO
AES Mt. Stuart                            Australia        288         100        288          FUCO
AES Xiangci - Cili                          China           26          51         13          FUCO
Wuhu                                        China          250          25         63          FUCO
Chengdu Lotus City                          China           48          35         17          FUCO
AES Jiaozuo                                 China          250          70        175          FUCO
AES Hefei                                   China          115          70         81          FUCO
AES Chongqing Nanchuan                      China           50          70         35          FUCO
Yangcheng                                   China        2,100          25        525          FUCO
AES Ekibastuz                            Kazakhstan      4,000         100      4,000          FUCO
AES Ust-Kamenogorsk GES                  Kazakhstan        331         100        331          FUCO
AES Shulbinsk GES                        Kazakhstan        702         100        702          FUCO
AES Ust-Kamenogorsk TETS                 Kazakhstan      1,464         100      1,464          FUCO
AES Leninogorsk TETS                     Kazakhstan        418         100        418          FUCO
AES Sogrinsk TETS                        Kazakhstan        349         100        349          FUCO
AES Semipalatinsk TETS                   Kazakhstan        840         100        840          FUCO
AES Ust-Kamenogorsk Heat Nets            Kazakhstan        310        Managt        0          FUCO
OPGC                                        India          420          49        206          FUCO
AES Lal Pir                               Pakistan         351          90        316          FUCO
AES PakGen                                Pakistan         344          90        310          FUCO
AES Borsod                                 Hungary         171         100        171          FUCO
AES Tisza II                               Hungary         860         100        860          FUCO
AES Tiszapalkonya                          Hungary         250         100        250          FUCO
AES Elsta                                Netherlands       405          50        203          FUCO
Medway                                      U.K.           688          25        172          FUCO
AES Indian Queens                           U.K.           140         100        140           EWG
AES Kilroot                                 U.K.           520          92        479          FUCO
AES Belfast West                            U.K.           120          97        116          FUCO
AES Barry                                   U.K.           230         100        230          FUCO
AES Drax                                    U.K.         4,065         100      4,065          FUCO
AES Fifoots Point*                          U.K.           360         100        360          FUCO
AES Uruguaiana                             Brazil          600         100        600          FUCO
AES Tiete (10 plants)                      Brazil        2,650          53      1,405          FUCO
AES EDC                                   Venezuela      2,265          87      1,971          FUCO
AES Merida III                             Mexico          484          55        266          FUCO
AES Mtkvari                                Georgia         600         100        600          FUCO
AES Khrami I                               Georgia         113        Managt        0          FUCO
AES Khrami II                              Georgia         110        Managt        0          FUCO
AES Ottana                                  Italy          140         100        140          FUCO
AES Mammonal                              Columbia          90          56         50          FUCO
AES Chivor                                Columbia       1,000          96        960          FUCO
AES Gener-Electrica de Santiago             Chile          379          89        337          FUCO

                                       23


AES Gener-Energia Verde                     Chile           39          99         39          FUCO
AES Gener-Guacolda                          Chile          304          49        149          FUCO
AES Gener-Norgener                          Chile          277          99        274          FUCO
Itabo (pending sale)                      Dom. Rep.        587          24        141          FUCO
AES Bohemia                              Czech Rep.         50          83         42          FUCO
AES SONEL                                 Cameroon         800          51        408          FUCO
Central Dique                             Argentina         68          51         35          FUCO
AES Termoandes                            Argentina        640          99        634          FUCO
AES Parana                                Argentina        845          67        566          FUCO
AES Kelvin                               Rep. South        600          95        570          FUCO
                                           Africa
Ebute                                      Nigeria         290          95        276          FUCO
AES Gener - Cordillera                      Chile          245          99        243          FUCO
AES Gener - Costa                           Chile          512          99        507          FUCO
AES Haripur                              Bangladesh        360         100        360          FUCO

FOREIGN SUBTOTAL:                                       43,627                 31,986

TOTAL - June 30, 2002                                   51,221                 39,576
Foreign Generation as a Percentage of Total:               85%                    81%

*        Currently in discontinued operations status.


CILCORP Generating Plants at June 30, 2002:

                                                                       AES         AES
                                                        CAPACITY     INTEREST     EQUITY         REGULATORY
     UNIT                                   COUNTRY       (MW)         (%)         (MW)            STATUS
     ----                                   -------       ----         ---        ------           ------
     Edwards (3 units)                        USA          740         100          740            IL PUC
     Duck Creek                               USA          366         100          366            IL PUC
     Indian Trails                            USA           10         100           10            IL PUC
     Sterling Avenue                          USA           30         100           30            IL PUC
     Hallock Power Modules                    USA           13         100           13            IL PUC
     Kickapoo Power Modules                   USA           13         100           13            IL PUC
     TOTAL - June 30, 2002                               1,172                    1,172

IPALCO Generating Plants at June 30, 2002:

                                                                       AES         AES
                                                        CAPACITY     INTEREST     EQUITY       REGULATORY
     UNIT                                   COUNTRY       (MW)         (%)         (MW)          STATUS
     ----                                   -------       ----         ---        ------         ------
   Petersburg                                 USA          1,873       100         1,873         IN PUC
   H.T. Pritchard                             USA            393       100           393         IN PUC
   E.W. Stout                                 USA          1,017       100         1,017         IN PUC
   Georgetown                                 USA             80       100            80         IN PUC
   TOTAL - June 30, 2002                                   3,363                   3,363

Revenues from electric generation capacity - 12 months ended June 30, 2002 (millions of dollars):

              IPALCO                                                           566            13%
              CILCORP                                                          156             4%
              AES (excluding CILCORP and IPALCO)                             3,640            83%
                                                                            ------           ----
              Total                                                          4,362           100%


IPALCO's electric revenues are allocated between electric generation and electric transmission and distribution activities according to utility rate base. CILCORP's electric revenues are allocated between electric generation and electric transmission and distribution activities according to utility rate base. AES generation revenues are derived from the total generation revenues earned by AES subsidiaries times the percentage ownership interest of AES in those subsidiaries.

There has been no change in the amount of generation capacity owned by CILCORP or IPALCO and a 35 MW decrease in the amount of generation capacity owned by AES (excluding CILCORP and IPALCO) from 39,611 to 39,576 MW since March 31, 2002. There has been an 8% decrease in the total revenues earned from the capacity owned by AES, IPALCO and CILCORP in the twelve-month period ended June 30, 2002 compared with the twelve-month period ended March 31, 2002. The percentage of the total revenues derived from the generation capacity owned by CILCORP has increased from 3% to 4%. The percentage of the total revenues derived from the generation capacity owned by IPALCO has increased from 12% to 13%.


Although there was an overall decrease in AES' MW capacity since March 31, 2002, there were net increases in the following countries: Argentina, Chile and China.

ITEM (4) PER EXEMPTION ORDER - ELECTRIC TRANSMISSION AND DISTRIBUTION AND GAS
                               DISTRIBUTION:

Electric transmission and distribution and gas distribution assets owned as of June 30, 2002 (millions of dollars):

         IPALCO                                                                  1,027
         CILCORP                                                                   795
         Total AES (excluding CILCORP and IPALCO)                                5,838
                                                                                ------
         Total                                                                   7,660

Electric transmission and distribution and gas distribution revenues for 12 months ending June 30, 2002 (millions of dollars):

         IPALCO                                                                    242
         CILCORP                                                                   423
         Total AES (excluding CILCORP and IPALCO)                                4,426
                                                                                ------
         Total                                                                   5,091


IPALCO's electric revenues are allocated between electric generation and electric transmission and distribution activities according to utility rate base. CILCORP's electric revenues are allocated between electric generation and electric transmission and distribution activities according to utility rate base. AES transmission and distribution revenues are derived from the total revenues earned by AES transmission and distribution subsidiaries by multiplying these revenues by the percentage ownership interest of AES in those subsidiaries.

The total transmission and distribution assets owned by AES, CILCORP and IPALCO have decreased since March 31, 2002. CILCORP's transmission and distribution assets have increased while the revenues derived from such assets have decreased since March 31, 2002. IPALCO's transmission and distribution assets have increased while the revenues derived from such assets have decreased since March 31, 2002. AES' transmission and distribution assets have decreased and the revenues derived from such assets have decreased since March 31, 2002. CILCORP's percentage of the total transmission and distribution assets has remained the same at 10%, and CILCORP's percentage of the total revenues from such assets has increased from 7% to 8% for the twelve-month period ending June 30, 2002 compared to the twelve-month period ending March 31, 2002. IPALCO's percentage of the total transmission and distribution assets has remained the same at 13%, and IPALCO's percentage of the total revenues from such assets has increased from 4% to 5% for the twelve-month period ending June 30, 2002 compared to the twelve-month period ending March 31, 2002.

ITEM (5) PER EXEMPTION ORDER:

Neither CILCO nor IPL has sold or transferred any electric and/or gas utility assets to any affiliate company of the AES consolidated holding company system during the second quarter of 2002. On February 13, 2002, CILCO filed with the Illinois Commerce Commission a "Notice of Transfer of Generating Assets" stating its intent to transfer substantially all of its generating assets to its wholly owned subsidiary, Central Illinois Generation, Inc. An Administrative Law Judge of the Illinois Commerce Commission issued a Proposed Order on March 29, 2002 approving the transfer, and the Commission voted to approve the transfer at a meeting on April 10, 2002.


ITEM (6) PER EXEMPTION ORDER:

On June 19, 2002, Central Illinois Light Company and Ameren Corporation filed a joint application with the Illinois Commerce Commission for authority to engage in a reorganization, and to enter into various agreements in connection therewith, including agreements with affiliated interests, and for such other approvals as may be required under the Illinois Public Utilities Act to effectuate the reorganization. The filing was made in Docket No. 02-0428. During the second quarter of 2002, no application has been made to nor has any order been received from the Indiana Utility Regulatory Commission that involves AES' ownership position or AES' oversight over the operations of IPL or IPALCO.

ITEM (7) PER EXEMPTION ORDER:

AES announced on April 29, 2002 an agreement with Ameren Corporation to sell 100% of AES's ownership interest in CILCORP, including the jurisdictional business and assets of CILCO. The transaction is subject to various regulatory approvals and is expected to close in 2003.

                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, AES has duly caused this certificate to be signed on its behalf on this 29th day of August, 2002 by the undersigned thereunto duly authorized.

                                   The AES Corporation



                               By: /s/ Erik Luckau
                                   Erik Luckau
                                   Associate General Counsel